

OFFERING MEMORANDUM

facilitated by



DEBELLATION BREWING CO.

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	DEBELLATION BREWING CO.
State of Organization	GA
Date of Formation	04/28/2019
Entity Type	Corporation
Street Address	822 Longwood Dr, Richmond Hill GA, 31324
Website Address	https://www.debellationbrewing.com/

(B) Directors and Officers of the Company

Key Person	Teresa Goodell

Position with the Company		
	Title	Treasurer
	First Year	2019

Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers)* ***during the past three years*** *with an indication of job responsibilities. For example:* • Owner — Restaurant - Bought a struggling tiny Irish Pub of 1100sf with $220k in gross revenue in 2017 and expanded it later that year to almost 4000sf with $1.25 million in gross revenue by the end of 2019. Duties included hiring/firing, payroll, inventory management, accounts receivables/payables, and of course filling in positions wherever needed when we had no replacements or call-ins. Hands on ensures success!

Key Person	David Goodell

Position with the Company		
	Title	CEO
	First Year	2019

Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers)* ***during the past three years*** *with an indication of job responsibilities. For example:* • Owner — Restaurant - Bought a struggling tiny Irish Pub of 1100sf with $220k in gross revenue in 2017 and expanded it later that year to almost 4000sf with $1.25 million in gross revenue by the end of 2019. Sold it to pursue the passion of brewing beer in a real brewery! We had awards after awards culminating with Bryan County's Best Chef! That Irish pub continues

to do well under the new ownership! Duties included all marketing and advertising, hiring/firing and training of all staff (35-40 employees), payroll, inventory management, accounts receivables/payables, filing of all state and federal forms and tax payments, and of course filling in positions wherever needed when we had no replacements or call-ins. You name it, I did it along with help from my wife. I had my hands in every aspect of the business on a daily basis. Hands on ensures success!

- Started as homebrewer back in 2013 and created a brewing club in 2015 consisting of locals and other interested people. Taught others the fine art of brewing on a 1/2BBL pro-series Blichmann hybrid setup. We met monthly and also with other breweries in the area for feedback and mentoring. David Goodell has since won back to back competitions in the annual Domras Cup for 2019 and 2020.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Teresa Goodell	43%
David Goodell	44%

(D) The Company's Business and Business Plan

Business Overview

"Like the Norse Vikings before us and in our family lineage, Debellation Brewing Co wants to leave its mark on the world with our beers. Discovering new styles and flavors of beer that people truly enjoy is what we strive to accomplish." Debellation Brewing Co will be the only craft beer brewery based in the city of Richmond Hill, Georgia with no other brewery within a 20 minute drive. We are situated in full view of Interstate 95 off exit 90 where millions of cars drive by every month. Come drink beer worthy of the Gods! SKOL!

-

Debellation Brewing Co. will be the only craft beer brewery based in the city of Richmon Hill, Georgia. The Company specializes in producing delicious new-styled Craft Beer. Debellation Brewing is offering a range of craft beers with twelve unique flavors that are in demand among consumers. The Company's management is extensively experienced with expert craft beer making knowledge, understanding consumer preferences and working with a particular goal to satisfy their customers by introducing innovative flavors in the Craft beer industry.

> Like the Norse Vikings before us and in our family lineage, Debellation Brewing wants to leave its mark on the world with our beers. Discovering new styles and flavors of beer that people truly enjoy is what we strive to accomplish.

Why Debellation Brewing Co?

- No local brewery in the city of Richmond Hill or anywhere within a 30-minute drive
- Extremely experienced owners with proven experience of over five years. Their prior knowledge of restaurant ownership is also an asset when they bought a struggling 1100sf Irish Pub in 2016 with $220k in annual gross revenue and transformed it into a 4000 square feet Irish pub with roughly $1.4 million in annual gross revenue by 2019. This additional local business will also allow Debellation Brewing Co. to take benefit of their built-in customer base right from the start, an advantage over many other brewery start-ups.
- The community of loyal customers is desperately waiting for the launch of Debellation Brewing
- Debellation Brewing Co strongly believes in unique flavor combinations and aims to introduce unique products to exceed the expectations of beer consumers.
- Prime Location with several hotels, motels and gas stations in the immediate vicinity.

Business Model: Debellation Brewing Co. will be operating as a wholesaler and retailer both. The Company's activities will involve the following:

- Production: As a producer of top-notch craft beers, Debellation Brewing Co. will work with external suppliers to buy quality raw material to produce premium craft beers.
- Distribution: The Company anticipates that 90% of its sales will occur through a retail location with sales of craft beer, growlers, canned beer and merchandise. The remaining 10% will be the distribution of kegs to retail locations. These numbers will undoubtedly change as the production brewery expands in the future.

In addition to that, Debellation Brewing Co. aims to generate strong demand through exceptional marketing strategies and through the introduction of unique products in the industry.

Phases:

Phase I: Debellation Brewing Company will initially start operations as a small microbrewery that will have a three-barrel brewhouse with an average of 500-700 barrels a year produced. It will sell beer flights to its guests, pints, growlers and growler fills, cans of beer to purchase for home consumption and merchandise for gifts or souvenirs.

Phase II: In the second phase, Debellation Brewing will expand into a 7-10 barrel brewhouse utilizing open space adjacent to it within 3-5 years.

Intended Use of Funds

We previously received funding which took care of the buildout and cash flow through early March. Due to some delays by contractors and inspections, our opening date is pushed to the end of March to early April. We only await our state license in order to brew which should be in next couple of weeks. Need additional funding to pay employees, leases, utilities and 2nd beer batch order. Grand opening expected by end of March to early April due to delays in licensing and inspections.

- Inspections passed
- Payroll on hold due to delays
- City alcohol license secured

The Team

David Goodell, CEO and Brewer

Mr. Goodell is a retired Army Commissioned Officer turned brewer and has experience-based knowledge; he has always been a self-motivator and accomplished every goal he set out to pursue throughout his career. His professional interests focus on building a successful business through the production of high-quality craft beer, where he has over six years of hands-on experience. Mr. Goodell has won back to back 1st place awards in the annual Domras Cup Beer Homebrewers Beer Competition for 2019 and 2020. His knowledge of brewing, restaurant ownership, marketing, I.T. and military leadership experience allow him to be successful at any business he chooses to run and operate.

Teresa Goodell, General Manager

Mrs. Goodell is the General Manager of Debellation Brewing Co. Teresa is also a military Veteran! She is a highly motivated individual who excels at whatever she does. She has been preparing and researching for this venture for the past few years co-running their prior restaurant, learning HR, staffing and payroll. Her strategic planning and execution make her well suited to lead the Company as 2nd in command!

David Greene, Head Brewer

Leaving Ohio to join our team, David is excited to head Debellation Brewing Company. He was the Lead Cellarman at R. Shea Brewing. David had finished the Craftbrewers Apprenticeship Program through the American Brewers Guild with an apprenticeship at Southern Tier Brewing Company. R. Shea Brewing started as a small brewpub, and David was hired to oversee its new production facility. As the Lead Cellarman, David was responsible for about 100 barrels of new beer being made every week, in 9 fermenters, 2 brite tanks, 12 serving tanks, and multiple whiskey barrels. His working knowledge of bigger breweries, coupled with crafting SOP's, recipe formulation, canning and packaging, training, and other essential brewery taskings are important to Debellation Brewing Company. We are pleased David accepted the position with us as the Head Brewer.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$10,000
Offering Deadline	April 9, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$20,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Brewery Buildout and Startup Capital	$9,400	$18,800
Mainvest Compensation	$600	$1,200
TOTAL	$10,000	$20,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.36 - 0.72%[2]
Payment Deadline	2028-01-01
Maximum Payment Multiple	1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.62%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.36% and a maximum rate of 0.72% and is rounded to the nearest 1/100th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$10,000	0.36%
$12,500	0.45%
$15,000	0.54%
$17,500	0.66%
$20,000	0.72%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Common Stock
Number of Shares Outstanding	1500
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Common Stock has Voting Rights
How these securities differ from the revenue sharing notes being offered to investors	Common stock is an equity security with voting rights, whereas, the Revenue Sharing Notes are debt securities without voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Teresa Goodell	43%
David Goodell	44%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
eLease Funding Inc	$100,232	%	04/30/2023	$1 buyout at maturity. Term started AUG 30, 2019
Mainvest Revenue Share Note	$65,500	%	01/01/2028	2.4% of revenue until 1.6x investment multiple (1.8x early investor bonus) is achieved.
Mainvest Revenue Share Note	$35,600	%	01/01/2028	Additional 1.28% of revenue until 1.6x investment multiple is achieved.
Mainvest Revenue Share Note	$30,000	%	01/01/2028	Additional 1.08% of revenue until 1.6x investment multiple is achieved.

(Q) Other Offerings of Securities within the Last Three Years

August 2020 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $67,500 Please refer to the company's Form CU dated 11/12/20 for additional disclosures

November 2020 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $36,100 Please refer to the company's Form CU dated 2021-01-21 for additional disclosures

January 2021 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $30,000 Please refer to the company's Form CU dated 2/26/20 for additional disclosures

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history-(in build-out phase)

"Like the Norse Vikings before us and in our family lineage, Debellation Brewing wants to leave its mark on the world with our beers. Discovering new styles and flavors of beer that people truly enjoy is what we strive to accomplish."

Debellation Brewing Co was incorporated in 2019. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Historical milestones

Debellation Brewing Co has been incorporated since FEB 2019 and has since achieved the following milestones by head brewer David Goodell:

1st Place for best beer in the annual Domras Cup - Mint Chocolate Chip Stout

1st Place for best beer in the annual Domras Cup - Peanut Butter Stout

Other outstanding debt or equity

As of AUG 2020, Debellation Brewing Co has debt of approximately $75k from the brewing equipment purchase and roughly 25% of that debt has been paid to date. It is on a 3 year term with a little over 2 years to go.

Debellation previously raised $65,500 through a Mainvest Revenue Share Note on November 12th, 2020.

For more information refer to the debt table in Section (P)

There is no other debt at this time. This debt is sourced primarily from eLease Funding and will be senior to any investment raised on Mainvest. In addition to the Debellation Brewing Co's outstanding debt and the debt raised on Mainvest, Debellation Brewing Co may require additional funds from alternate sources at a later date. We do not anticipate taking on additional debt until we are financially sound to expand our brewing operations. The current building at 4000sf has ample space to expand to 15BBL without a buildout. We would need only to add more vessels.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$392,000	$517,000	$713,000	$842,000	$989,000
Cost of Goods Sold	$88,000	$116,000	$159,000	$189,000	$221,000
Gross Profit	$304,000	$401,000	$554,000	$653,000	$768,000
EXPENSES					
Operating Expenses	$282,000	$361,000	$491,000	$549,000	$629,000
Operating Profit	$22,000	$40,000	$63,000	$104,000	$139,000

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V